

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2023

Bret A. Pedersen
Chief Financial Officer
Envela Corporation
1901 Gateway Drive , Ste 100 .
Irving, TX 75038

      Re: Envela Corporation
            Form 10-K for Fiscal Year Ended December 31, 2022
            File No. 001-11048

Dear Bret A. Pedersen:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

      Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Use of Non-U.S. GAAP Financial Measures, page 19

1.   As your measure of "EBITDA" is adjusted for additional items other than interest, taxes and depreciation and amortization, please revise your disclosure to retitle this measure. Please see Question 103.01 of the Staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures for further guidance.

Results of Operations, page 21

2.   Please quantify, discuss, and analyze changes in costs of good sold for each segment on a stand-alone basis in addition to your current discussion on gross profit. Additionally, please quantify and discuss the significant components of costs of goods sold to the extent material. See Item 303 of Regulation S-K.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Aamira Chaudhry at 202-551-3389 or Theresa Brillant at 202-551-3307 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services